Public

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50015

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TripleTree, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 Minnesota Drive, Suite 200
(No. and Street)

EDINA	MN	55435
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Haedt 952-223-8429
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

800 Nicollet Mall, Suite 600	Minneapolis	Minnesota	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Susan Haedt _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TripleTree, LLC _____, as of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DAVID M WIESE
Notary Public
Minnesota
My Commission Expires
Jan 31, 2023

_____
Signature

CFO
_____
Title

_____ 2/12/20
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TRIPLETREE, LLC

FINANCIAL STATEMENTS

Public Document

December 31, 2019

TRIPLETREE, LLC

INDEX TO FINANCIAL STATEMENTS

December 31, 2019



Tel: 612-367-3000
Fax: 612-367-3001
www.bdo.com

800 Nicollet Mall, Suite 600
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

Board of Governors
TripleTree, LLC
Edina, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TripleTree, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Company's auditor since 2013.

Minneapolis, Minnesota
February 12, 2020

TRIPLETREE, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

.

ASSETS

Cash and cash equivalents	$	22,988,746
Receivables from customers		214,979
Due from related parties		2,749,871
Prepaid expenses		737,381
Prepaid retention compensation		218,679
Total current assets		26,909,656
Prepaid retention compensation - long term		327,884
Right of use assets from operating leases		479,893
Property and equipment, net		361,618
Total assets	$	28,079,051

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	330,778
Accrued compensation		13,357,804
Deferred income		139,450
Other accrued expenses		307,251
Operating lease liabilities		631,898
Total current liabilities		14,767,181
Member's equity		13,311,870
Total member's equity		13,311,870
Total liabilities and member's equity	$	28,079,051

See accompanying notes to financial statements.

1. **Organization and Summary of Significant Accounting Policies**

Nature of Business:

TripleTree, LLC ("Company") is a privately held Minnesota limited liability company, wholly owned by TripleTree Holdings, LLC ("Holdings"). Pursuant to the Company's articles of organization, the Company will exist for a thirty-year period expiring January 13, 2027. The Company operates as a registered securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily provides investment banking advisory services to clients in the information technology and health care industries located throughout the United States and internationally. The Company's corporate offices are located in Edina, Minnesota, and a branch office in New York, New York.

The Company does not carry customers' accounts or hold securities for the accounts of customers and accordingly operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) under the Securities and Exchange Act of 1934.

Basis of Presentation:

The financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents:

For purposes of the statement of financial condition presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds, and highly liquid debt instruments with a purchase date maturity of less than 90 days to be cash and cash equivalents.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and receivables from customers. The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company believes it has its cash deposits at high quality financial institutions. The Company has not experienced any losses to date related to these balances. At December 31, 2019, the Company had deposits in excess of federally insured amounts aggregating $22,656,405 at two financial institutions.

Receivables from customers arise from the Company providing investment banking services to its customers located throughout the United States and Internationally. The

1. **Organization and Summary of Significant Accounting Policies (Continued)**

Company is typically dependent on a small number of customers for its investment banking fees and generally does not require any collateral from its customers. At December 31, 2019, 65% of accounts receivable from customers was owed by four customers.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Receivables from Customers and Allowance for Doubtful Accounts:

The Company evaluates the collectability of receivables from customers based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific reserve is recorded to reduce the receivable to the amount the Company believes will be collected. For all other customers, the Company records allowances for doubtful accounts based on the length of time the receivables are past due and historical experience. Typically, the Company considers all receivables not paid within specified terms of the invoice (generally ninety days) as past due. There was no allowance for doubtful accounts recorded at December 31, 2019.

Property and Equipment:

Property and equipment is stated at cost. Depreciation is computed using the straight-line method and is charged to expense based on the estimated useful lives of the assets. Expenditures for additions and improvements are capitalized, while repairs and maintenance are expensed as incurred.

1. **Organization and Summary of Significant Accounting Policies (Continued)**

Accounting Standard Adopted in 2019:

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"). ASU 2016-02 requires lessees to recognize a right-of-use ("ROU") lease asset and lease liability on the statement of financial condition for all leases with a term longer than 12 months and disclose key information about leasing arrangements. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous U.S. GAAP.

The Company adopted ASU 2016-02 as of January 1, 2019 using the modified retrospective approach and applied the package of practical expedients in transitioning to the new guidance. Electing the package of practical expedients allowed the Company to carry forward its prior conclusions on lease definition, lease classification and initial direct costs related to the existing leases as of the adoption date. Also, the Company has elected the practical expedient to not separate lease components from non-lease components. Both at transition and for new leases thereafter, ROU assets and lease liabilities are initially recognized based on the present value of future minimum lease payments over the lease term, including non-lease components such as fixed common area maintenance costs. Upon adoption, the Company recognized an ROU asset of $959,786 and a lease liability of $1,226,502. The difference between the ROU lease asset and the lease liability was due to lease incentives previously recorded as deferred rent. There were no material changes to the recognition of rent expense in the Company's statement of operations upon adoption of ASU 2016-02. In addition, the new guidance has not impacted the Company's net capital position.

2. **Prepaid Retention Compensation**

In cases where the Company utilizes clawback clauses for periods of more than 12 months on incentive compensation paid to select key position hires, this incentive compensation is recorded as prepaid employee retention compensation on the balance sheet in accordance with ASC 710, Other Cash Deferred Compensation Plans. This compensation is expensed ratably over the clawback period (generally 2 to 3 years) as the employee becomes eligible to earn the compensation amount. Prepaid retention compensation has been split between current and non-current based on the length of the clawback period.

2. **Prepaid Retention Compensation (Continued)**

Prepaid retention compensation consisted of the following at December 31, 2019:

Balance – beginning of year	$	-
Cash payments to new hires		640,000
Expense recognized during the year		(93,437)
Total prepaid retention compensation – end of year		546,563
Less: current portion		218,679
Prepaid retention compensation – non-current portion	$	327,884

3. **Property and Equipment**

Property and equipment consisted of the following at December 31, 2019:

		2019	Estimated Useful Lives In Years
Office furniture and equipment	$	663,534	7
Computer equipment		519,156	5
Leasehold improvement		1,076,551	Life of Lease
Construction in progress		16,881	
Total property and equipment		2,276,122	
Less: accumulated depreciation		1,914,504	
Property and equipment, net	$	361,618	

4. **Member's Equity**

Authorized, issued and outstanding units at December 31, 2019 were as follows:

	Units Voting Class A Common
Authorized units	20,000,000
Issued and outstanding	5,173,333

4.   **Member's Equity (Continued)**

The Company has a mandatory distribution policy whereby at least 50% of the Company's income would be distributed to the common unit holder within 60 days after a year end. Upon unanimous approval of the Board of Governors or two-thirds approval of outstanding Class A Common Unit holders, the amount of the distribution can be modified or forgone.

5.   **Leases**

Operating Leases:

The Company determines if an arrangement is a lease at inception of the agreement. Operating leases are included in ROU operating assets, and current and non-current operating lease obligations in the Company's statement of financial condition. Lease assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. If the lease does not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The ROU operating lease assets also include in its calculation any prepaid lease payments made and excludes any lease incentives received from the arrangement. The Company's lease terms may include options to extend or terminate the lease, and the impact of these options are included in the lease liability and lease asset calculations when the exercise of the option is at the Company's sole discretion and it is reasonably certain that the Company will exercise that option. Leases with an initial term of 12 months or less are not recorded on the statement of financial condition.

The Company has one operating lease for an office building which is jointly executed. The commencement date used for the calculation of the lease obligation is the latter of the commencement date of the new standard (January 1, 2019) or the lease start date. The lease provides for increasing monthly base rent payments over the lease term plus a pro-rata share of operating expenses and real estate taxes. The lease expires December 31, 2020 and has a renewal option for an additional five years, however there is no reasonable certainty that the Company will exercise this option. As such, the lease liability has been calculated through the expiration date and not the renewal term. The Company pays its pro-rata portion of the office space representing 75% of the total leased space, with Holdings and its other subsidiaries occupying and paying the costs associated with the remaining 25% of the leased office space. If Holdings and its other subsidiaries were not able to meet their obligation of paying their 25% portion, the Company would be responsible to cover these payments.

5.   **Leases (Continued)**

The components of lease expense are as follows:

Operating lease cost	$	530,516

Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flows from operating leases	$	594,604

Weighted average operating lease term remaining	1 year
Weighted average discount rate for operating leases	5.3%

Future minimum rental payments as of December 31, 2019:

2020	$	650,186
Thereafter		-
Total minimum operating lease payments		650,186
Less: imputed interest		18,288
Operating lease liability	$	631,898

6.   **Related Party Transactions**

The Company and TTCP Management Services, LLC ("TTCP"), a wholly owned subsidiary of Holdings, have an expense allocation agreement whereby the Company pays and is reimbursed for certain shared general and administrative expenses incurred on behalf of TTCP. The balance owed as of December 31, 2018 was $2,005,833, and has been reimbursed in 2019. During 2019, the Company paid an aggregate of $2,621,815 of expenses on behalf of TTCP of which all remains due as of December 31, 2019 and is reflected in due from related parties on the accompanying statement of financial condition. As of February 3, 2020, this balance has been received.

The Company also pays and is reimbursed for certain miscellaneous expenses incurred on behalf of TripleTree Holdings. The balance due from Holdings as of December 31, 2019 is $128,056 and is reflected in due from related parties on the accompanying statement of financial condition.

7.   **401(k) Profit Sharing Plan**

The Company has a 401(k) profit sharing plan covering substantially all of its employees. Participants may contribute a percentage of compensation up to the maximum allowed by the Internal Revenue Code. The Plan also provides for discretionary matching and profit sharing contributions. The Company has accrued $365,991 in discretionary contributions for the year ended December 31, 2019 which is reflected in accrued compensation on the statement of financial condition.

8.   **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $8,701,458 which was $7,748,972 in excess of its required net capital of $952,486. The Company's ratio of aggregate indebtedness to net capital was 1.64:1 at December 31, 2019.

9.   **Reserve Requirements SEC Rule 15c-3**

   Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

   The Company is exempt from the Reserve Requirement computation according to the provisions of Rule 15c3-3(k)(2)(i).

   Information Relating to Possession or Control Requirements Under 15c3-3

   The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under (k)(2)(i) exemptive provision.

TRIPLETREE, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

10.   **Subsequent Events**

The Company has evaluated subsequent events through February 12, 2020, which is the date the financial statements were available to be issued.

In January 2020, the Company executed a non-cancellable office lease in New York for a term commencing on or around March 1, 2020 and expiring on December 31, 2021. Future minimum rental payments for this lease will total $571,423.

Management has determined that there are no further material events that would require adjustments to, or disclosure in, the Company's financial statement.